ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

August 5, 2005	William M. Shields(617) 951-7821
wshields@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Max A. Webb/Rolaine Bancroft – Legal

                  Cari Kerr/Michael Fay – Accounting

Re:	SEC Comment Letter dated August 3, 2005
Loews Cineplex Entertainment Corporation
Registration Statement on Form S-4 (File No. 333-124111)

Ladies and Gentlemen:

On behalf of Loews Cineplex Entertainment Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 3 (including certain exhibits) to the above-referenced Registration Statement on Form S-4. A copy of this Amendment to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This Amendment revises Amendment No. 2 to the above referenced Registration Statement in response to the comment letter from Max A. Webb of the Commission to John J. Walker of the Company dated August 3, 2005.

For your convenience, the Company is providing to the staff four (4) typeset copies of Amendment No. 3 to the Registration Statement, which have been marked to indicate the changes from Amendment No. 2 to the Registration Statement filed with the Commission on July 25, 2005. For reference purposes, your comments as reflected in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Exhibit 5.2

1.	We note your revisions in response to prior Comment 10 and reissue. Please delete the phrase “known by us” in numbered opinion 4.

Response:	The supporting legal opinion has been revised to reflect the requested change.

Exhibit 5.3

2.	Please refer to page 2. Please omit assumption C “No Conflict.” You may rely on officer’s certificates as to facts if it seems prudent to do so.

Response:	The supporting legal opinion has been revised to reflect the requested change.

Exhibit 5.6

3.	We note your response to prior comment 21 and reissue. Please delete the entire sentence that begins with “We do not assume any obligations to update...” or refile the opinion dated the date of effectiveness.

Response:	The supporting legal opinion has been revised to reflect the requested change.

We hope that the foregoing has been responsive to the staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7821 or Michael T. Cappucci of Ropes & Gray LLP at (617) 951-7418.

Very truly yours,

/s/ William M. Shields
William M. Shields, Esq.

Attachments

cc:	John J. Walker
Michael Politi, Esq.
Bryan Berndt
Jane D. Goldstein, Esq.
Michael T. Cappucci, Esq.